Exhibit 4.10

Hosting Agreement

This Hosting Agreement (“Agreement”) is entered into and will become effective on Jan 11th, 2022 (the “Effective Date”) by Exponential Digital, Inc., a Delaware corporation (“ED”), with registered business address at 589 Howard Street, Suite 100, San Francisco, CA, 94105; and Meten Service USA Corp, a limited company (“Customer”) with registered address at 300 SPECTRUM CENTER DR STE 400 IRVINE, CA 92618. ED and Customer shall be referred to herein either individually as a “Party” or collectively as the “Parties.”

The capitalized terms used in this agreement, in addition to those above, are defined in Section 15.

Background

Whereas, ED manages certain data center operations located in the state(s) of Pennsylvania, Tennessee, Kentucky and/or North Carolina, U.S., and/or other locations as ED may determine from time to time (collectively, the “DCs”).

Whereas, Customer wishes ED to co-locate and host certain Customer’s equipment (“Equipment”), at the DCs, under the terms and conditions contained in this Agreement, beginning on or around the Anticipated Commencement Date; and

NOW THEREFORE in consideration of the promises, mutual covenants, and agreements herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree on the terms and conditions contained in this Agreement.

1.	Effective Date; Term

1.	This Agreement is made and entered into by ED and Customer and shall be construed to be effective as of the Effective Date.

2.	This Agreement shall commence on the Effective Date and shall have an initial term of THIRTY-SIX (36) months (subject to earlier termination under Section 13) (“Initial Term”). This Agreement may be renewed by mutual consent of the Parties in accordance with Section 13(4).

2.	Co-location of Equipment

1.	The Parties agree to co-locate the Equipment at DCs in accordance with this Agreement and any appendices subsequently added to this Agreement by mutual consent of the Parties. ED shall provide the detailed address(es) of the location of the applicable DC(s) prior to Customer’s shipment of the Equipment to the designated location.

2.	The amount of Equipment shall be agreed upon by the Parties. The Equipment will be delivered and installed in multiple Shipments, as mutually agreed by the Parties.

3.	Prior to Customer’s shipment of Equipment to DCs, ED shall enter into electrical power contracts sufficient to meet the cumulative energy demand for the Equipment. Subject to any confidentiality provisions or other restrictions on disclosure contained therein, ED shall provide Customer copy(s) of electrical power contract(s) applicable to such Equipment, without disclosing any confidential or proprietary information contained therein, upon Customer’s request.

4.	For each Shipment, the Parties shall work with each other to establish a mutually agreeable schedule for delivery and installation of the Equipment, and shall execute a shipment schedule in the form attached as Appendix 2 and Appendix 3, setting forth (a) terms regarding delivery and installation of the Shipment and (b) the Security and Installation Fees payable in connection with the Shipment. Customer shall notify ED of estimated delivery dates and inform ED of any changes to the estimated delivery dates. The Security and Installation Fee for each Shipment must be provided at least thirty (30) calendar days prior to the installation of each Shipment. In the event ED does not receive the Security or Installation Fee within thirty (30) calendar days prior to the scheduled installation date, the installation date will be rescheduled in ED’s discretion provided that such date shall not exceed thirty (30) calendar days after payment.

5.	The Security required shall be calculated at an initial rate of two (2) months of Hosting Fees for the Equipment to be installed, as provided in Section 6(3).

6.	Customer will deliver each Shipment to ED at Customer’s sole expense. Each delivery will be made DAT (Incoterms 2010) the DCs. For the avoidance of doubt, in the event the Customer delivers the Equipment from outside the United States, Customer or its affiliate shall be the importer of record and pay any import duties required to import the Equipment into the United States, as provided in Appendix 1, Section 3.

7.	ED shall place and install the Equipment in a configuration within the DCs. ED may reasonably move or reconfigure the Equipment (including moving equipment between DCs), at ED’s sole cost and expense, provided that in the event any such relocation negatively impacts the performance of the Equipment, ED shall reimburse the Customer for any damage or loss in equipment. In the event that ED wishes to relocate any of the Equipment to a DC in a state other than the state in which such Equipment was initially installed, ED shall first obtain Customer’s approval in writing in advance prior to moving such Equipment.

8.	ED, following proper installation of the Equipment, shall provide electricity, Hosting Services, and any other relevant Services to the Equipment.

9.	Following proper installation by ED of the Equipment, the Hosting Services will be subject to ED’s standard testing procedure to ensure the Equipment is ready for use. Customer shall work with ED to complete the testing and ED shall send to Customer a “Readiness Report” once ED considers that the testing criteria have been met, and Customer shall then have ten (10) Working Days to confirm it accepts the Hosting Services and confirm that the testing criteria have been met by providing an acceptance notice to ED. ED shall then make the Hosting Services available to Customer or notify Customer that the Hosting Services are ready for use, at which point the Equipment shall be considered “Operational.” ED will start installation of Equipment not later than 5 Working Days after the Equipment is delivered to the DCs in accordance with Appendix 2, and will use commercially reasonable efforts to ensure Equipment is made operational at a rate of 200 Equipment units installed per day.

10.	Any Equipment that does not pass ED’s testing procedures due to no fault of ED will be returned to Customer, per the Customer’s instructions, at Customer’s expense. In the event the failure to pass testing is due to ED’s fault, ED will make appropriate adjustments in the hardware configuration to address the cause of failure.

11.	All Parties agree that the provision of the Hosting Services does not constitute a lease of any real estate but, instead, constitutes the grant of a non-transferable, revocable (under the terms set out herein only) license to use space at the DCs by Customer subject to the terms of this Agreement.

12.	ED shall collaborate with Customer to obtain Customer’s guidance, support, and instructions in respect of overall design, configuration and installation of the Equipment and the determination of the Hosting Services to be provided.

13.	ED shall assist Customer with removal of the Equipment upon termination of this Agreement in accordance with Section 13.7(b). If Equipment is detained in the DCs due to ED’s breach of this Agreement, ED undertakes to reimburse the Customer for an amount equal to the average daily Net Profit for the preceding 30 calendar days multiplied by the number of the days that such Equipment was actually so detained in the DCs.

3.	Use of Equipment

1.	Customer represents that it will not engage in any activity which violates any Applicable Law in connection with its use of the Equipment. Customer acknowledges that it is solely responsible for ensuring that the manner in which Customer transmits and receives information in connection with their use of the Equipment complies with all Applicable Laws. Customer agrees to indemnify, defend and hold ED harmless from any and all costs and expenses arising from a claim that Customer’s use of the Equipment or Services: (i) constitutes or encourages a violation of any Applicable Law, including the sale of illegal goods or the violation of export control or obscenity laws; (ii) infringes upon or causes the infringement of, or otherwise violates, the rights of any third party, including without limitation any intellectual property, business, contractual or fiduciary rights; or (iii) results in any loss or damage to Customer, ED or any third party unless such loss or damage is caused due to ED’s negligence or willful misconduct; or (v) constitutes an unethical marketing practice; except in the event any such costs and expenses are judicially determined to have resulted exclusively or primarily from ED’s negligence, gross negligence or willful misconduct. Customer will be solely responsible for all charges, costs, expenses and claims that result from the operation of the Equipment by Customer, including all Mining Activities.

4.	Services

The services provided by ED (“Services”) shall consist of but not be limited to the below:

1.	Installation Services. ED shall provide installation services as provided in Section 2 above, including but not limited to the proper installation of the Equipment in the DCs (the “Installation Services”).

2.	Hosting Services. ED shall provide all applications, systems, space, interfaces, information technology infrastructure or functions necessary to host Customer’s Equipment in working order (the “Hosting Services”).

3.	Physical Security. ED shall provide reasonable and customary security at the DCs including but not limited to security systems, security cameras, security personnel and other security items or procedures. In the case of any loss or damage of the Equipment due to ED’s breach of the agreement, misconduct, or negligence, ED shall compensate Customer for such loss or damage.

4.	Electrical Service. ED shall procure that the local utility provider, or other third party, shall provide electrical service on their terms and conditions. The Parties agree that the magnitude of consumption envisioned by this Agreement will render backup power generation and/or power storage economically infeasible. As such, ED does not make any representation or warranty regarding backup power generation and/or power storage, and power will be delivered on a reasonable best effort basis.

5.	Network Service. Once the Equipment arrives at the DCs, ED shall provide Internet connections rated at 40 Mbit /s or greater. Upon Equipment’s arrival, ED shall provide written confirmation and evidence of ED’s receipt of Equipment,

6.	Ambient Cooling and Ventilation. The Parties agree that the magnitude of the envisioned heat load is such that one hundred percent air-conditioned cooling to dissipate the generated heat is economically infeasible. Subject to unexpected weather, which is beyond the control of ED, ED shall use its best efforts to provide sufficient ambient air flow and filtering, such that air supplied to the Equipment will be consistently maintained at a temperature within the operating temperature specifications of the Equipment.

7.	Technical Support. ED shall provide sufficient personnel to install and commission Equipment and ensure it is in working order after initial installation, provide minor repairs, install spare parts, and provide for shipment of Equipment either to Customer or the manufacturer for repairs if such repairs are beyond the capability of ED personnel. In addition, ED will have available technical support staff capable of responding to security and minor-repair issues. Installation and service level support shall be governed by the terms of this Agreement and any other appendices subsequently added by agreement of the Parties.

8.	Parts and Inventory Management. ED shall be responsible for the safe storage and management of the Equipment. ED shall maintain levels of inventory as necessary to meet the expected functions described in the preceding paragraph. ED shall place signs and/or statements, conspicuously on or about Customer’s Equipment, unequivocally indicating Customer’s sole ownership interest in Customer’s Equipment. ED shall provide written notice to Customer within three (3) Working Days in the event that a claim is made against ED in relation to Customers’ Equipment. ED shall not create any lien or any form of encumbrance on Customer’s Equipment in any way.

9.	Data and Network Security. ED shall take all practical and customary means to prevent unauthorized access to the Equipment and the network, which shall consist of, but are not limited to, hardware and software measures such as firewalls.

10.	Datacenter Access. Upon reasonable prior written notice, Customer shall be entitled to access and to enter the DCs in accordance with an IT Security Plan reasonably put in place by ED and updated from time-to-time. Such access shall not be unreasonably withheld.

11.	Online Access. ED shall provide Customer with reasonable access to customer management consoles to ensure the Equipment’s active operational status at individual device mining and total pool of devices’ mining levels.

12.	Accident Protection & Safety. ED shall take measures in line with international best practices expected of a skilled provider of such services to limit damage or destruction to Customer’s Equipment (such as fire dampers, etc.). ED shall further keep Customer reasonably informed regarding emergencies, interruptions, maintenance, security breaches, etc. that might affect the Hosting Services and/or Equipment, as provided in Section 5(2).

In the event that the daily output (as measured in BTC) of the Mining Activity conducted on Customer’s Equipment, multiplied by, the global average price of BTC at the time such BTC is distributed to Customer in connection with such Mining Activity (such amount, the “BTC Rewards”, decreases to a level that is less than the average BTC Rewards earned by Customer’s Equipment in the immediately preceding fourteen (14) days of Mining Activity, , ED shall promptly notify Customer in writing of such decrease (a “Reward Decrease Notice”). Upon receipt of a Reward Decrease Notice, Customer may, upon notice to ED, require ED to cease all Mining Activity conducted by such Equipment, and cease providing Services with respect thereto. In such written notice to ED, Customer shall also indicate whether it wishes for the Equipment to be deinstalled and removed from the DCs in accordance with Section 13(7), and whether: (i) ED shall store such Equipment at the DCs, subject to Customer’s payment of Storage Fee(s) with respect thereto in accordance with Appendix 3; or (ii) Customer shall remove such Equipment at its sole cost and expense (in accordance with Section 13(7)) promptly within three (3) Working Days of Customer’s such notice to ED (provided, that Customer shall be responsible for Storage Fees with respect to any such Equipment not so removed from the DCs by Customer within such three (3) Working Day period).

5.	Service Level Agreement

1.	Service Level. ED shall use best efforts to make the Services available, avoid unscheduled power and network downtime, and provide the level of support and professional services described in this Agreement. Except as expressly provided herein, if the total time of failure of electrical power or lack of internet connectivity during a given month during the Term exceeds the amount set forth in Section 5(4)a. (a “Default”), in the case of such Default, Customer is entitled to unilaterally terminate this Agreement.

2.	Service Fault Management. ED’s internal building management systems will continually monitor ED’s services for any problems or faults in the Services. ED shall inform Customer as soon as practicable (via email or telephone) should an event occur that has, or is anticipated to, cause a major disruption in the provision of the Services or the operation of the Equipment (major facility issues, explosions, fire, flood, accidents, theft, power or cooling failure) (a “Major Event”). ED shall notify Customer of any Major Event as soon as practicable. Should Customer detect a fault then Customer must report it as soon as practicable to the duty engineer at the ED’s facility. ED shall log the fault in its systems and take relevant action.

3.	Support Guarantee. ED shall ensure that a qualified engineer will be at the DCs ready to work on Customer Equipment. ED will use notify Customer within 2 Working Days of any removal of equipment from service due to maintenance or repair issues.

4.	Uptime: ED shall use commercially reasonable efforts to meet the below service level target during each month of the Term (“Service Level Target”):

a.	Unscheduled downtime, (i.e., excluding any Service Level Exclusions (as defined below)), of no more than five percent (5%) of total hours in such month.

5.	Service Level Reports. ED shall provide access to their real time monitoring system to enable Customer to monitor and analyze its Equipment and performance. The system should reflect at minimum:

a.	Numbers of installed units of Equipment

b.	Availability, performance of the Equipment

c.	Downtime of Equipment (under maintenance, replacement, etc.)

d.	Relevant events and incidents

e.	Uptime of Equipment

ED shall submit a plan to rectify any failure to meet a Service Level Target and ensure that such plan is implemented and that the performance is improved to meet the Service Level Target in the following month.

Customer may from time to time propose measures to improve Service Levels or otherwise enhance the Services. ED will consider any such proposals in good faith, and if so requested meet with Customer up to once per quarter to review Service Level performance and discuss Customer’s proposals.

6.	Service Level Exclusions. The following events and activities are “Service Level Exclusions” and shall be excluded from the Service Level Target commitments:

a.	Downtime caused by Customer or Customer’s third parties (excluding ED and its Subcontractors).

b.	Interruptions or failure of an individual Service caused by Customer, Customer employees, and/or Customer using Customer Service. These include inaccurate configuration by Customer, third party software, abuse or over utilization of resources, hacked servers, attacks, exploits, or failures in Customer Equipment.

c.	Interruptions or Service failure caused by connectivity services provided to Customer by a third party.

d.	Where, upon investigation of an enquiry or incident, it becomes apparent that the activity is the responsibility of Customer. Such incidents will either be passed to Customer or Customer third parties for resolution.

e.	Bugs within an application, whether scheduled for resolution, upgrade or awaiting approval or upgrade. These relate to all application bugs whether they are due to third party or Customer in-house development.

f.	Infringement of Third Party proprietary rights by Customer.

g.	Willful Misconduct or violations of law by Customer.

h.	The implementation of emergency measures necessary to maintain performance (such as critical patch updates).

i.	Force Majeure events, as long as ED uses reasonable efforts to remedy and minimize the resulting downtime.

For the avoidance of doubt, ED shall include these incidents in the monthly Service Level Reports, but they will not be calculated in measuring whether the Service Level Targets are met.6.

6.	Fees for Services

1.	Hosting Fee: In consideration for all Services provided hereunder, ED will receive a fee (the “Hosting Fee”) as specified in Appendix 3. The Hosting Fee will be paid monthly in advance, starting from the date of normal operation of Customer’s Equipment, based on the anticipated capacity of Equipment in operation during the next monthly period, and will be adjusted according to the number of Equipment actually installed and operated during the applicable month.

2.	Taxes. Customer is responsible for paying all taxes, fees, or assessments and other charges imposed on Customer by any governmental agency that may result from this Agreement, or any of the activities contemplated hereunder. ED is responsible for any income taxes payable with respect to amounts received from Customer. ED is responsible for paying all taxes, fees, or assessments and other charges imposed on ED by any governmental agency that may result from this Agreement, or any of the activities contemplated hereunder.

3.	Security. Customer shall advance to ED a Security for each unit of Equipment to be installed at the DCs, at the rate specified in Appendix 3. Security payments must be received by ED at least thirty (30) days prior to installation of the applicable Equipment at the applicable DCs. In the event Customer pays a Security for installation of a Shipment, and thereafter fails to deliver the corresponding Shipment within forty-five (45) days of ED’s confirmation that it is prepared to install the Shipment, Customer will forfeit the Security and there will be no corresponding reduction in Hosting Fees. ED will be entitled to use the Security to pay any fees or expense reimbursements that are not received from Customer by the required due date. Any unused Security will be refunded to Customer sixty (60) days after termination of this Agreement and removal of all Equipment from the DCs.

4.	Installation Costs. Customer shall pay ED an Installation Fee for each unit of Equipment to be installed at the DCs, at the rate specified in Appendix 3. Installation Fees must be received by ED at least thirty (30) days prior to installation of the applicable Equipment at the DCs.

5.	No Other Fees or Charges. Customer shall not be liable to ED for any other payments; including but not limited to any service, work, travel, or other expenses without Customer’s prior written approval. Any such agreed other payments shall be invoiced to Customer as agreed.

6.	Payments and settlement. Payments from Customer to ED will be due monthly before the start of each calendar month. Each monthly payment will include the Hosting Fee payment for the next calendar month. Customer will provide a written report of Gross Income. All payments will be made by wire transfer of USD, unless the parties mutually agree to an alternative payment method (e.g. a transfer of USDC or USDT), subject to compliance with all applicable laws, rules and regulations.

7.	Payment Method: All payments shall be made by Customer to ED’s bank account as outlined in Appendix 5.

8.	Invoice Estimate Reconciliation: On the last day of each month ED shall calculate the actual equivalent active units applicable to such month, and where the actual units:

1)	was less than the Invoice for that month, such that the Customer payment of that Invoice resulted in Customer overpaying Hosting Fees for that month (an “Overpayment”), ED shall, at the sole option of the Customer, either (i) in 3 working days refund to the Customer the Overpayment, or (ii) apply the Overpayment as a credit against the Invoice for the following month; or

2)	was more than the Invoice for that month, such that the Customer payment of that Invoice resulted in Customer underpaying Hosting Fees for that month (an “Underpayment”), the Customer shall in 3 working days pay to ED the Underpayment, provided in the case of expiration or termination of this Agreement, ED or the Customer, as applicable as per above, shall promptly pay the Customer or ED respectively, any outstanding Overpayment or Underpayment, as applicable.

7.	Ownership and Intellectual Property

1.	The Parties acknowledge and agree that the Equipment mentioned in this Agreement is the sole property of Customer or that Customer has the full rights to control such Equipment, as determined by the Customer.

2.	As between the Parties, each individual Party is the owner of all intellectual property in the software, hardware and other applications/technical data provided by that Party (“Intellectual Property”). ED and Customer each respectively grant, or will procure the grant to the other, of a license to use the Intellectual Property owned by the other and which the other needs to use for the purpose of the Services during the term of this Agreement. The license does not grant either Party any rights to the Intellectual Property beyond use; specifically, neither may not sell, license, grant any right over or market any aspect of the Intellectual Property. Each license is granted on the basis that it is not transferrable, not sub-licensable, and non-exclusive.

3.	When ED or Customer make third party licenses available to each other, they will (a) notify each other of the applicable license terms; and (b) comply with such terms.

4.	ED shall defend and indemnify Customer for amounts payable to a third party for infringement of that third party’s intellectual property resulting from use by Customer of the Services. Customer shall defend and indemnify ED for amounts payable to a third party for infringement of that third party’s intellectual property resulting from providing the Services to Customer solely to the extent not covered by ED’s indemnification of Customer set forth in this Section 8(4). For avoidance of doubt, Customer shall not be liable to ED for infringement of a third party’s intellectual property if such infringement is not solely or primarily caused by Customer.

5.	Except as may be otherwise agreed herein, no Party shall sell or create any mortgage, lien, or any kind of encumbrance on the Equipment, Intellectual Property, or the outcomes or productivities owned by the other Parties.

8.	Force Majeure

1.	The term “Force Majeure” or “Force Majeure Event” means an event beyond the reasonable control of the affected Party that occurs without the fault or negligence of the Party. Force majeure events shall include but will not be limited to an act of God, fires, explosions, earthquakes, drought, tidal waves, pandemics (such as COVID-19), floods, hurricanes, other extreme weather, natural disaster, war, hostilities, invasion, embargo, rebellion, revolution, ionizing radiation or contamination by radio- activity from any nuclear fuel or waste, riot, commotion, strikes, act of terrorism. The term Force Majeure shall further include such interruptions caused by ancillary service providers of ED to the extent that such interruptions were beyond the reasonable control of ED. For example, ED is not liable when the internet provider or the electrical provider drop service to the DCs, when government agencies interfere with service connectivity, due to downed power lines feeding into the DCs, when repairs to outside internet lines are being made, etc.

2.	A Party claiming a Force Majeure Event must use its commercially reasonable efforts to remove, overcome or minimize the effects of that Force Majeure Event as quickly as possible.

3.	If a Force Majeure Event continues for more than thirty (30) days, either Party may terminate this Agreement by giving at least twenty (20) days’ notice to the other Party. Removal and deinstallation of the Equipment shall be governed by the provisions of Section 13(7).

9.	Change Control

1.	Any request to change the scope of the Services shall be processed in accordance with the Change Control Procedure set out in Appendix 4.

10.	Confidentiality

1.	The Parties acknowledge that, in the course of this Agreement and performing its duties in connection with this Agreement, a Party may obtain information about another Party that is of a confidential and proprietary nature (“Confidential Information”). Such Confidential Information includes, but is not limited to, this Agreement, trade secrets, know-how, inventions, development plans, techniques, designs, processes, programs, software, schematics, software source code/documents, data, customer lists, financial information, prices, costs, sales and marking plans, or any other information which any Party knows or reasonably ought to know is confidential, proprietary or trade secret information of another Party. Each Party owns and intends to maintain its ownership of its Confidential Information.

2.	Each Party shall at all times, during the term of this Agreement and for three (3) years following termination of this Agreement, maintain in the strictest confidence and trust all such Confidential Information, and shall not use such Confidential Information other than in the course of its duties and as expressly authorized by the disclosing Party under this Agreement, nor shall any Party disclose any such Confidential Information to any third party without the disclosing Party’s prior written consent.

3.	Each Party shall disclose such Confidential Information only to its employees, agents, and professional advisors who have a need to know such information in connection with the performance of such Party’s duties under this Agreement; provided, that each Party shall appropriately bind each of such persons to whom disclosure is made, to hold the Confidential Information in strict confidence and not to disclose such information to any person other than as is necessary in the course of its employment or engagement by such Party. Each Party shall indemnify the disclosing Party for all damages suffered by such Party in the event of wrongful disclosure of such Confidential Information.

4.	The obligations of confidentiality set forth herein shall not apply to information which (a) was rightfully in possession of or known to such Party without any obligation of confidentiality prior to receiving it from another Party; (b) is, or subsequently becomes, legal and publicly available without breach of this Agreement and without being disclosed by the receiving Party; (c) is legally obtained by such Party from a source other than another Party without any obligation of confidentiality; (d) is developed by or for such Party without use of the Confidential Information of another Party and such independent development can be shown by documentary evidence; and (e) becomes available to such Party by wholly lawful inspection or analysis. Further, such Party may only disclose Confidential Information pursuant to a valid order issued by a court or government agency, provided that (i) such Party provides the disclosing Party with prior written notice of such obligation; (ii) such Party provides the disclosing Party the opportunity to oppose such disclosure or obtain a protective order; and (iii) the disclosing Party only discloses such Confidential Information that is necessary to satisfy such valid order.

5.	With regard to any proprietary software, none of the Parties shall knowingly attempt or allow any employee, agent, contractor, affiliate, or others to (a) decompile, disassemble, or otherwise reverse engineer or attempt to reconstruct or discover any source code or other proprietary software; (b) remove any product identification, copyright or other notices on any Intellectual Property, source code or proprietary software; (c) provide, lease, lend, use for time sharing, service bureau, hosting purposes or otherwise use the software to or for the benefit of third parties; or (d) modify, adapt, alter, translate or incorporate into or with other software or create a derivative work of any part of such software

11.	Representation, Warranties, and Indemnifications

1.	Each Party represents and warrants that this Agreement is authorized by all necessary action on its part (whether corporate, governmental, contractual or otherwise), and that it is otherwise able to execute or undertake the obligations in this Agreement. Such Party is in good standing in the relevant jurisdictions necessary to undertake this Agreement.

2.	The Parties agree that cryptocurrency mining is an ever-changing and volatile endeavor and that there is no guarantee that the Services will generate any level of Gross Income or other productivity.

3.	The Parties agree that this Agreement and the terms/Services hereunder do not constitute an “investment contract” or a “security” for purposes of any state or federal securities laws. Customer further agrees not to pursue or advocate any such theory in any proceeding regarding this Agreement or the Services.

4.	ED represents and warrants to Customer that 1) it has all governmental permits, licenses, and consents to render the Services and fully perform its obligations under this Agreement; 2) its use of the DCs and its Services at all times conform to all applicable laws.;3) it is properly constituted and organized; 4) it is duly authorized to enter into and perform this Agreement, and 5) the execution and delivery of this Agreement and its performance of its duties hereunder will not violate the terms of any other agreement to which it is a party or by which it is bound.

5.	Each Party hereto agrees to indemnify and hold the other Parties harmless from any and all losses, costs, liabilities, damages and expenses (including reasonable lawyer fees) resulting from any breach of any representation, warranty and/or covenant under this Agreement.

6.	EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, EACH PARTY AND ITS AFFILIATES EXPRESSLY DISCLAIM ALL WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF NONINFRINGEMENT, TITLE, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. NO ORAL OR WRITTEN INFORMATION OR ADVICE GIVEN BY ED, CUSTOMER OR ITS AFFILIATES, EMPLOYEES OR AGENTS WILL CREATE A WARRANTY OR IN ANY WAY INCREASE THE SCOPE OF ANY WARRANTY PROVIDED HEREIN.

12.	Liabilities

1.	Limit of exclusions. Nothing in this Agreement excludes or limits ED’s or Customer’s liability where that liability arises out of the death or personal injury of any person caused by negligence or for any fraud or intentional misconduct.

2.	Cap on Liability. With the exception to ED’s obligation to indemnify Customer as expressly set forth in Section 11(5) of this Agreement, ED’s total liability to Customer in relation to loss or damage arising out of or in connection with this Agreement, whether in contract, tort (including negligence) or otherwise, will be limited to the value of any loss in Customer’s Equipment. Customer’s total liability to ED in relation to loss or damage arising out of or in connection with this Agreement, whether in contract, tort (including negligence) or otherwise, will be limited to the amount of Security paid by Customer to ED pursuant to this Agreement.

3.	Exclusion of indirect losses. Provided that paragraph one (1) will always apply, and except as provided in Section 5(6) pertaining to Service Level Penalty, neither Customer nor ED will be liable to the other for:

a.	any indirect or consequential loss or damage of any kind; or

b.	any damages associated with loss of: revenue, goodwill, profits, loss or damage to, or corruption of, data; contracts; opportunities; anticipated profits or revenue or costs of capital; or business of ED or Customer or of any ED or Customer Affiliates.

13.	Term and Termination

1.	Commencement Date. This Agreement is effective as of the Effective Date, regardless of when it may be executed by the Parties. Thereafter, the “Commencement Date” shall be the date that the Equipment first goes online and becomes Operational. The Commencement Date shall commence the Initial Term. The Parties shall work with one another to effect a Commencement Date that is on or around the Anticipated Commencement Date.

2.	Single Term. Unless otherwise agreed by Customer and ED, there will not be multiple concurrent Terms and/or Commencement Dates but, instead, the initial Commencement Date shall be the Commencement Date for all Equipment.

3.	Confirmation of Commencement Date. ED shall have the reasonable discretion to determine the official Commencement Date, provided however, that Customer agrees to execute a confirmation of such if requested by ED. The official Commencement Date needs to be in line with the agreed schedule of delivery and installation set in Appendix 2.

4.	Renewal. At the end of the Initial Term and any subsequent Term, this Agreement may be renewed by mutual written consent of the Parties. Absent such mutual agreement, this Agreement will terminate at the expiration of then-current Term.

5.	Termination with Cause. If either Party defaults in any material respect in the performance of any of its duties or obligations set forth in this Agreement, and such default is not substantially cured within thirty (30) calendar days after written notice is given to the defaulting Party specifying the nature of the default, then the Party not in default may, by giving written notice thereof to the defaulting Party, terminate this Agreement as of the date specified in such notice of termination.

6.	Termination for Insolvency or Bankruptcy. Either Party may immediately terminate this Agreement by giving written notice to the other Party in the event of:

a.	Liquidation or insolvency of the other Party;

b.	Appointment of a receiver or similar officer for the other Party;

c.	Assignment by the other Party for the benefit of all or substantially all of its creditors;

d.	Entry by the other Party into an agreement for the composition, extension or readjustment of all or substantially all its obligations; or

e.	The filing of a meritorious petition in bankruptcy by or against the other Party under any bankruptcy or debtors’ law for its relief or reorganization.

7.	Effect of Termination. Unless otherwise provided in this Agreement, upon the valid termination or expiration of this Agreement:

a.	The Parties shall immediately return to the other all the other’s materials, documentation, data and Confidential Information including all related materials that were derived therefrom; and

b.	ED shall work to uninstall and prepare for pickup all Equipment of Customer not agreed to be installed as a permanent fixture at the DCs based on a mutually agreeable schedule for deinstallation. Customer shall arrange for pickup within ninety (90) days of ED notifying Customer that the Equipment is or will be ready for pickup. Customer shall be responsible for all reasonable, documented pickup, delivery, transportation and deinstallation costs associated with removing the Equipment, including, without limitation, a removal fee (the “Removal Fee”) and. If applicable, a storage fee (the “Storage Fee”), each as specified in Appendix 3 (unless (i) the Agreement is terminated for cause by Customer pursuant to Section 13(5), or (ii) the Agreement expires due to ED election not to renew pursuant to Section 13(4), in which case, the costs shall be borne by ED).

8.	Survival. Any terms or provisions in this Agreement which by their context or sense should reasonably survive the expiration or termination of this Agreement shall survive and remain enforceable.

14.	General

1.	Notices.

In the case of Customer:		Meten Service USA Corp
300 SPECTRUM CENTER DR STE 400
IRVINE, CA 92618
Email:

In the case of ED:		Exponential Digital, Inc.
589 Howard Street, Suite #100
San Francisco, CA 94105
	Email:	ryan@ankr.com
gavin@ankr.com

Any notice or other communication, other than a communication made under Section 5(5), shall be deemed to have been received:

If delivered by hand, on signature of a delivery receipt;

If sent by pre-paid first-class post or other next working day delivery service, on the second Working Day after posting, or at the time recorded by the delivery service;

If send by fax or email, the time of transmission, or, if this time falls outside business hours in the place of receipt, when Business Hours resume.

This section does not apply to the service of any proceedings or other documents in any legal action. No Party should be unwittingly bound by informal communications. Therefore, any communications which are intended to provide formal notice under this Agreement shall explicitly state as much.

2.	Severability. If any part of this Agreement is found to be unenforceable, the remainder shall continue in full force and effect and the unenforceable provision shall be reformed so as to give maximum legal effect to the intention of the Parties as expressed herein.

3.	Entire Agreement; Amendment. This Agreement, including any updates or amendments, constitutes the complete and exclusive agreement among the Parties with respect to the subject matter hereof. This Agreement supersedes and replaces all prior or contemporaneous discussions, negotiations, proposals, understandings and agreements, written and oral, regarding the same subject matter. This Agreement may only be modified by a written instrument properly executed by the Parties (and such written instrument shall explicitly say that it is an amendment hereto so that no informal amendment inadvertently occurs).

4.	Injunctive Relief and Limitations. Each Party recognizes and acknowledges that in certain events (including but not limited to any use or disclosure of the Confidential Information of another Party in a manner inconsistent with the provisions of this Agreement) will cause the disclosing Party irreparable damage for which remedies at law may be inadequate. Accordingly, the non-breaching Party shall have the right to seek an immediate injunction in respect of any material breach of this Agreement and to obtain such relief. Notwithstanding the foregoing, this paragraph shall not in any way limit the remedies in law or equity otherwise available to the non-breaching Party.

To the maximum extent permitted by law or agreement, no Party nor its Affiliates shall be liable to the other for incidental, unforeseen, cover, special, statutory, loss of profits, punitive, exemplary, consequential, or other forms of enhanced or consequential damages which may arise out of or be related to this Agreement.

5.	Subcontracting. ED may in its sole discretion engage one or more third parties (each, a “Subcontractor”) to perform all or a portion of the Services provided that they are appropriately skilled to do so. ED shall remain responsible for the acts and omissions of any Subcontractor, as if those acts and omissions have been carried out by ED itself. For the avoidance of doubt, any Subcontractor costs and expenses shall be at ED’s own expense if such Subcontractor’s service is included in the Services which shall be performed by ED herein.

6.	No Assignment. The rights and obligations under this Agreement (and this Agreement itself) are personal. Subject to Section 14(5) above, such rights and obligations may not be assigned, sublicensed, or otherwise transferred by any Party in any fashion without the prior written consent of the other Parties (such consent not to be unreasonably withheld, delayed or conditioned). Any Party may reasonably assign this Agreement: (a) as a part of any sale or transfer of substantially all of the assets of or ownership of such Party; or (b) in connection with various financing arrangements undertaken by such Party, provided however, that any assignment by a Party shall not, upon assignment, result in an immediate or reasonably anticipated breach of this Agreement.

7.	Governing Laws & Venue. This Agreement shall be governed by the laws of the State of California (the “State”). All controversies or causes of action shall be brought and adjudicated by the courts in the State (including the federal courts located there). Except as may be necessary to enforce a judgment, all Parties agree to exclusive venue and jurisdiction in the State. Each Party gives consent to personal jurisdiction by the courts of the State. Each Party gives consent to the enforcement of any judgment obtained in the courts of the State in any other jurisdiction necessary (and without rehearing on the judgment). Each Party agrees to immediately appoint and maintain an agent to accept service located within the State if such is requested by the other Party (at any time and including after an event of default by the requesting Party). Nothing herein shall be construed as Customer granting or being subject to the jurisdiction of the State of California, except with regard to this Agreement.

8.	Construction and Interpretation. The gender of all words used herein shall include the masculine, feminine and neuter. This document may be translated into multiple languages. However, English shall be the governing language and the Parties are responsible for understanding the English implications of this Agreement upon execution. Any misunderstanding from poor translation shall be at the fault of the Party needing such translation and their intent in signing this Agreement shall be as if they understood fully the English implications of such.

9.	Parties are Sophisticated and Represented. No preference shall be given to one Party by virtue of the fact that such Party did not draft this Agreement. No bias shall be placed against the drafter. Each Party has been advised and offered the opportunity to seek legal counsel regarding this Agreement. To the extent they chose not to or to limit such, they hereby waive any later complaint that they lacked proper counsel or understanding. No failure by any Party to insist upon the strict performance of this Agreement shall constitute a waiver of any breach, covenant, duty, or term herein.

10.	Counterparties. This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, each of which shall be deemed an original and all of which shall constitute but one and the same Agreement. All Parties agree to: a) provide the other with copies of any signatures in their possession, and b) to recognize and bind themselves to executed electronic or fax versions.

11.	Publicity. With the exception that, subject to ED’s review and approval (such approval not to be unreasonably withheld) of any such disclosure prior to such disclosure being permitted to be made in each instance, Customer has the right to disclose the quantity of the Equipment, the location of the Equipment, the name of the company who provides the hosting services herein this Agreement, and the existence of this Agreement, to a third party and/or to the public, no Party shall, without the other Parties’ prior written consent, (a) use the name, trademark, logo or other identifying marks of another Party in any sales, marketing or publicity activities or materials, or (b) issue any press release, interviews or other public statement regarding this Agreement or its subject matter.

15.	Definitions

Affiliate means, in relation to any person or entity, an entity or person that directly or indirectly controls, is controlled by or is under common control with that person or entity.

Agreement shall have the meaning given to it in the first paragraph of this Agreement.

Applicable Law means law, regulation, binding code of practice, rule or requirement of any relevant government or governmental agency, professional or regulatory authority, each as relevant to (a) ED in the provision of the Services; and/or (b) Customer in receipt of the Services or carrying out of its business.

Business Hours means 9:00am to 5:00pm ET on a Working Day.

CCN shall have the meaning given to it in Appendix 4.

Change shall have the meaning given to it in Appendix 4.

Commencement Date shall have the meaning given to it in Section 13(1).

Confidential Information shall have the meaning given to it in Section 10(1).

Customer shall have the meaning given to it in the first paragraph of this Agreement.

ED shall have the meaning given to it in the first paragraph of this Agreement.

Effective Date shall have the meaning given to it in the first paragraph of this Agreement

Equipment means all hardware provided by Customer during the term of this Agreement.

Fee Percentage shall mean the applicable percentage as set forth on Appendix 3.

Fees means the sum of all fees due to ED pursuant to Section 6, as summarized in Appendix 3.

Force Majeure and Force Majeure Event shall have the meaning given to it in Section 8.

Gross Income means the consideration produced by the Mining Activity, consisting of “rewards” of Bitcoin or other digital currency for ‘solving’ new blocks, and/or transaction fees.

Hosting Fee shall have the meaning given to it in Section 6(1).

Hosting Services shall have the meaning given to it in Section 4(2).

Initial Term shall have the meaning given to it in Section 1(2).

Installation Fee shall have the meaning given to is in Section 6(4).

Installation Services shall have the meaning given to is in Section 4(1).

Intellectual Property shall have the meaning given to it in Section 7(2).

Major Event shall have the meaning given to it in Section 5(2).

Mining Activity means Bitcoin ‘mining’ activities performed by the Equipment, which generally involve running computer programs that create a “node” on a digital currency network such as the Bitcoin Network for validating input and output data sets, adding new blocks to the digital currency blockchain and earning Gross Income.

Net Profit means the difference obtained by subtracting the Daily Cost Factor from the amount of Gross Income for the applicable measurement period.

Operational shall have the meaning given to it in Section 2(9).

Party or Parties shall have the meaning given to them in the first paragraph of this Agreement.

Removal Fee shall have the meaning given to it in Section 13(7).

Security means a payment from Customer to ED in accordance with Section 6(4).

Service Level Exclusions shall have the meaning given to it in Section 5(6).

Service Level Target shall have the meaning given to it in Section 5(4).

Services shall have the meaning given to them in Section 4.

Shipment means a number of units of Equipment to be delivered by Customer to ED for installation at DCs.

Storage Fee shall have the meaning given to it in Section 13(7).

Subcontractor shall have the meaning given to it in Section 14(5).

Term shall have the meaning given to it in Section 1(2).

Working Days means Monday to Friday inclusive, but excluding public holidays in the country where the Services are being provided.

APPENDIX 1

Co-location of Equipment

1.	Customer shall deliver the Equipment to the agreed delivery address.

2.	If the Equipment is damaged on delivery, ED shall notify Customer as soon as possible, and provide written details evidencing such damage.

3.	If Customer delivers Equipment from outside the country of the location of the DCs, Customer or its affiliate shall:

a)	be the importer of record into the country of delivery and will carry out any obligations which may fall to the importer of record including, if applicable the payment of any copyright levies and all other charges which are the responsibility of the importer of record; and

b)	carry out all customs formalities and pay any import duties required to import the Equipment into the country of delivery.

4.	For the avoidance of doubt, unless otherwise agreed by the Parties, ED shall be responsible for the installation of the Equipment, subject to receipt of the applicable Security and Installation Fee from Customer, and shall bear all reasonable approved installation costs.

5.	Customer shall retain title of the Equipment, and ED shall:

a)	keep the Equipment at the DCs in safe custody;

b)	use only compatible equipment that is in good working order in conjunction with the Equipment;

c)	only connect to a network using reputable internet network providers that operate in accordance with industry best practices;

d)	as specified elsewhere in this Agreement, allow only Customer’s authorized representatives to add to, modify, or alter the Equipment or in the alternative, obtain Customer’s prior approval to make material additions, modifications or alterations to the Equipment;

e)	be responsible for, loss or damage to the Equipment, but only to the extent caused by ED or ED’s representatives’ negligence or willful misconduct; and

f)	permit Customer to inspect or test the Equipment (either on the DCs site or remotely) at reasonable times and on reasonable prior notice.

APPENDIX 2

Agreed Schedule of Delivery and Installation

Anticipated Schedule
Equipment Type	Anticipated Delivery	Quantity	Anticipated Installation
S19 JPro	October 25, 2021	147	November, 2021
S19 JPro	Feburary 1st, 2022	1335	Feburary, 2022
Subtotal		1482

APPENDIX 3

Table of Fee Terms

Terms	Formula	Schedule
Hosting Fees =
Monthly Hosting Fees	Power Consumption per Miner (kWh) * Quantity of Miners * 24 hours per day	Payable monthly in advance of each monthly accounting period (based on the anticipated level of equipment in operation for the next month).
* 30 days per month
* hosting price/kWh
Security	Security = Monthly Hosting Fees * 2	To be paid at least thirty (30) days prior to installation of each Shipment.
Installation Fee	USD $40 per Equipment Unit to be installed at the DCs	To be paid at least thirty (30) days prior to installation of each Shipment.
Removal Fee	$20 per unit of Equipment (i.e., individual mining machines, or so-called “ASICs”) removed from a DC.	Payable at ED’s option either in advance of, or promptly after, the removal of the applicable Equipment from the applicable DC(s).
Storage Fee	$5 per unit of Equipment (i.e., individual mining machines, or so-called “ASICs”) removed from a DC per month.	Payable promptly after Customer providing notice to ED in accordance with Section 4(13) in response to a Reward Decrease Notice, that Customer wishes ED to store the Equipment at the DCs.

Recurring Fees - Monthly Hosting Fees
Description	Type	Quantity	KW/Unit	Hosting Price/kWh	Monthly Hosting Fees
Hosted Equipment	S19	1482	3.25	USD 0.08	USD 277,430.4, subject to the actual amount of the Equipment shipped to ED for operation

Monthly Price					USD 277,430.4,subject to the actual amount of the Equipment shipped to ED for operation

One-time Fee - Installation Fee
Description	Type	Quantity	Price/Unit	Total
Equipment Installation		1482	USD 40	USD $59,280.00, subject to the actual amount of the Equipment shipped to ED for operation

Subtotal				$59,280.00, subject to the actual amount of the Equipment shipped to ED for operation

APPENDIX 4

Change Control Procedure

1.	ED and Customer shall discuss any change to this Agreement (“Change”) proposed by either, and such discussion shall result in either:

a)	a written request for a Change by Customer; or

b)	a written recommendation for a Change by ED, or, if neither Customer nor ED wishes to submit a request or recommendation, the proposal for the Change will not proceed.

2.	Where a written request for a Change is received from Customer, ED shall, unless otherwise agreed, submit a Change control note (“CCN”) to Customer within the period agreed between them or, if no such period is agreed, within five (5) Working Days from the date of receipt of such request for a Change.

3.	A written recommendation for a change by ED shall be submitted as a CCN directly to Customer at the time of such recommendation.

4.	Each CCN shall contain:

a)	the title of the Change;

b)	the originator and the date of the request or recommendation for the Change;

c)	the reason for the Change;

d)	the full details of the Change, including any specifications;

e)	the price, if any, of or associated with the Change;

f)	a timetable for implementation, together with any proposals for acceptance of the Change;

g)	the impact, if any, of the Change on other aspects of this Agreement, including:

i.	the Fees;

ii.	the contractual documentation; and

iii.	staff resources;

h)	the date of expiry of validity of the CCN (which shall not be less than five (5) Working Days); and

i)	provision for signature of the CCN by Customer and ED.

5.	For each CCN submitted, Customer shall, within the period of validity of the CCN as set out in Paragraph 4(h) of this Appendix:

a)	allocate a sequential number to the CCN;

b)	evaluate the CCN, and as appropriate either:

i.	request further information; or

ii.	approve the CCN; or

iii.	notify ED of the rejection of the CCN; and

c)	if approved, arrange for the signature of the approved CCN on behalf of Customer and ED. The signing of the CCN shall signify acceptance of a Change by both the Parties.

6.	Once signed by Customer and ED in accordance with Paragraph 5 of this Appendix, the Change shall be immediately effective and Customer and ED shall perform their respective obligations on the basis of the agreed amendment.

Appendix 5

Bank Details
Bank:	JPMorgan Chase
Account Number:	733156050
Routing Number (ACH):	322271627
Routing Number (Wire Transfer):	21000021
Address:	589 Howard ST, SAN FRANCISCO, CA 94105

[REMAINDER OF PAGE LEFT BLANK. SIGNATURE PAGE FOLLOWS]

EXECUTION PAGE

Signed by

a duly authorized representative of

EXPONENTIAL DIGITAL, INC.

/s/ JIALIN QU
Signature
Name:	JIALIN QU
Title:	COO

Signed by

a duly authorized representative of

/s/ CHAO GUO
Signature
Name	CHAO GUO
Title:	CEO